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14045750

SECURITIES [AND EXCHANGE COMMISSION]
Washington, D.C. ...

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SEC Mail Processing Section

FEB 27 2014

Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.T. Hickman Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 North William Street
(No. and Street)

Pearl River, (City) New York (State) 10965 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Hickman (973) 320-2671
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower, LLC
(Name – *if individual, state last, first, middle name*)

Wayne Interchange Plaza II, 155 Route 46 West, Wayne, New Jersey 07470
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

THIS PAGE FOR PUBLIC INSPECTION

JD 3/14/14

OATH OR AFFIRMATION

I, Robert T. Hickman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RT Hickman Securities, LLC, as of 12/31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Robert T. Hickman
Managing Member, CEO

Title

CAROL A. BANTA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires September 19, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of ~~Income (Loss)~~ Operations.
- ☐ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (per SIPC: these are all of the Independent Auditor reports accompanying all of above).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THIS PAGE FOR PUBLIC INSPECTION

R. T. Hickman Securities, LLC

December 31, 2013

THIS PAGE FOR PUBLIC INSPECTION

R. T. HICKMAN SECURITIES, LLC

FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2013

THIS PAGE FOR PUBLIC INSPECTION

DB

DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Member of
R.T. Hickman Securities, LLC

We have audited the accompanying statement of financial condition of **R.T. Hickman Securities, LLC** as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **R.T. Hickman Securities, LLC** as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Demetrius Berkower LLC

Demetrius Berkower LLC

Wayne, New Jersey
February 24, 2014

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 855-9600 • F (732) 855-9559
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

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R. T. HICKMAN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and Cash Equivalents	$ 12,782
Commissions Receivable	3,897
Prepaid expenses	3,391
Total Assets	$ 20,070

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 2,000
MEMBER'S EQUITY	18,070
Total Liabilities and Member's Equity	$ 20,070

US Code of Federal Regulations section 240.17a-5 footnote Statements to be read in conjunction with above information:

- **NET CAPITAL REQUIREMENT**: The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2013, the ratio was 0.18 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the sale of life insurance products including variable annuities and variable life. At December 31, 2013, the Company had net capital, as defined, of $11,143, which was $6,143 in excess of its required minimum net capital of $5,000, and, $5,143 in excess of its early warning required net capital.
- The most recent audited annual Statement of Financial Condition, place of availability for examination, is at the principal office of RT Hickman Securities, LLC.

THIS PAGE FOR PUBLIC INSPECTION